Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000
July 8, 2021
VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Cara Wirth Mara Ransom
Re: Absci Corp
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 16, 2021
CIK No. 0001672688
Ladies and Gentlemen:
This letter is being submitted on behalf of Absci Corporation (the “Company”) in response to comments contained in the letter dated July 2, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sean McClain, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Amendment No. 1 to Draft Registration Statement on Form S-1 that was submitted on June 16, 2021. The Company is concurrently submitting an Amendment No. 1 to the Form S-1 Registration Statement that was filed on June 30, 2021 (the “Amendment”), including changes in response to the Staff’s comments.
The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Cara Wirth of the Commission.
“We are in the process of identifying key business metrics to evaluate our business . . .”, page 59
1.We note your revised disclosure in response to comment 3. We note you removed the “positioned to negotiate” royalty and licenses language from page 101, but kept it on page 59. With respect to your disclosure on page 59, if there is no assurance that such arrangements will be agreed upon, please revise to state as much or remove this language.

United States Securities and Exchange Commission
July 8, 2021

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 60 to indicate that there is no assurance that the Company will be able to enter into or maintain licenses on acceptable terms, or at all.
Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-30
2.Please provide us with the detailed calculation of the weighted-average common shares and units outstanding of 5,140,648 shares as of March 31, 2021, or revise. In this regard, we note that the numbers of common shares outstanding were 5,415,414 shares as of December 31, 2020 and 5,934,236 shares as of March 31, 2021 according to your statements of other stockholders’ and members’ deficit.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the staff that a detailed calculation of the weighted-average common shares outstanding is provided in the table below. The Company further respectfully advises the Staff that the common shares outstanding referred to in the Staff’s comment represent the total legally issued and outstanding common shares as of the specified dates and include restricted common stock that are disclosed on page F-48 of the Amendment. Such restricted stock is contingently returnable and has been excluded from the calculation of basic net loss per share in accordance with ASC 260-10-45-13. The Company also respectfully advises the Staff that the Company has revised its disclosure on page F-55 to indicate the restricted common stock and units that are contingently returnable are excluded from the weighted-average common shares and units outstanding calculation.

Quarter ended March 31, 2021
Weighted average shares of common stock outstanding, basic and diluted	5,741,146
Less: weighted average unvested common stock	(600,498)
Weighted average shares used to compute net loss per share, basic and diluted	5,140,648

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United States Securities and Exchange Commission
July 8, 2021

If you require additional information, please telephone the undersigned at (415) 733 6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong
Enclosures:

cc:	Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
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